UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

E2open Parent Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29788T 103

(CUSIP Number)

Steve Eisner

Francisco Partners

One Letterman Drive,

Building C - Suite 410

San Francisco, CA 94129

(415) 418-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29788T 103	13D	Page 1 of 13 pages

1	Names of Reporting Persons Francisco Partners III (Cayman), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,261,114
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,261,114

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,261,114
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person PN

CUSIP No. 29788T 103	13D	Page 2 of 13 pages

1	Names of Reporting Persons Francisco Partners Parallel Fund III (Cayman), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 427,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 427,438

11	Aggregate Amount Beneficially Owned by Each Reporting Person 427,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 29788T 103	13D	Page 3 of 13 pages

1	Names of Reporting Persons Francisco Partners GP III (Cayman), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,688,552
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,688,552

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,688,552
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%
14	Type of Reporting Person PN

CUSIP No. 29788T 103	13D	Page 4 of 13 pages

1	Names of Reporting Persons Francisco Partners GP III Management (Cayman), Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,688,552
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,688,552

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,688,552
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%
14	Type of Reporting Person PN

CUSIP No. 29788T 103	13D	Page 5 of 13 pages

1	Names of Reporting Persons. Francisco Partners Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,688,552
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,688,552

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,688,552
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%
14	Type of Reporting Person PN

CUSIP No. 29788T 103	13D	Page 6 of 13 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of E2open Parent Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 9600 Great Hills Trail, Suite 300E, Austin, Texas 78759.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

Francisco Partners III (Cayman), L.P.

Francisco Partners Parallel Fund III (Cayman), L.P.

Francisco Partners GP III (Cayman), L.P.

Francisco Partners GP III Management (Cayman), Ltd.

Francisco Partners Management, L.P.

Francisco Partners Management, L.P. is organized under the laws of the state of Delaware. The remaining Reporting Persons are organized under the laws of the Cayman Islands. The principal business address of the Reporting Persons is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129. The Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.

Information with respect to the directors and executive officers of Francisco Partners GP III Management (Cayman), Ltd. (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the consummation of the Transaction (as defined below), the Reporting Persons purchased an aggregate of 23,013,336 preference shares and 33,457,982 A ordinary shares of BluJay TopCo Limited, a private limited liability company registered in England and Wales (“BluJay”), at an aggregate purchase price of $33,495,911. In connection with the consummation of the Transaction on September 1, 2021, the Reporting Persons received an aggregate of 38,688,552 shares of Class A Common Stock as Stock Consideration (as defined below).

CUSIP No. 29788T 103	13D	Page 7 of 13 pages

Item 4.	Purpose of Transaction.

Purchase Agreement

On September 1, 2021, pursuant to a Share Purchase Deed, dated as of June 1, 2021 (the “Purchase Agreement”), by and among the Issuer, BluJay, Francisco Partners III (Cayman), L.P., Francisco Partners Parallel Fund III (Cayman), L.P. and the other sellers party thereto (together with Francisco Partners III (Cayman), L.P. and Francisco Partners Parallel Fund III (Cayman), L.P., the “Sellers”), the Issuer acquired all of the outstanding equity interests of BluJay, and BluJay became an indirect subsidiary of the Issuer (the “Transaction”). Upon consummation of the Transaction, in exchange for the equity interests of BluJay, the Issuer provided the following consideration to the Sellers: (i) 72,383,299 shares of Class A Common Stock (the “Stock Consideration”) and (ii) cash consideration in the amount of $456,767,623, subject to adjustments pursuant to the Purchase Agreement. As a result of the Stock Consideration, Francisco Partners III (Cayman), L.P. received 38,261,114 shares of Class A Common Stock and Francisco Partners Parallel Fund III (Cayman), L.P. received 427,438 shares of Class A Common Stock.

Amended and Restated Investor Rights Agreement

In connection with the consummation of the Transaction on September 1, 2021, the Issuer and certain of its stockholders amended and restated its existing Investor Rights Agreement, dated as of February 4, 2021, to add certain of BluJay’s existing stockholders as parties thereto, including Francisco Partners III (Cayman), L.P., Francisco Partners Parallel Fund III (Cayman), L.P. and Temasek Holdings (“Temasek”) and make other changes related to the Transaction (as amended, the “Amended and Restated Investor Rights Agreement”). The Amended and Restated Investor Rights Agreement provides each of Francisco Partners III (Cayman), L.P., Francisco Partners Parallel Fund III (Cayman), L.P. and Temasek with the right to nominate one director to the Issuer’s board of directors (subject to certain conditions). The Amended and Restated Investor Rights Agreement also includes registration rights in respect of the shares of Class A Common Stock held by the equityholders party thereto. In addition, in the Amended and Restated Investor Rights Agreement, Francisco Partners III (Cayman), L.P., Francisco Partners Parallel Fund III (Cayman), L.P., Temasek, and certain of the existing equityholders of the Issuer agreed to a six month “lock-up” restriction with respect to their shares of Class A Common Stock.

The foregoing descriptions of the Purchase Agreement and the Amended and Restated Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial

CUSIP No. 29788T 103	13D	Page 8 of 13 pages

condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 299,043,813 shares of Class A Common Stock outstanding following the consummation of the Transaction:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Francisco Partners III (Cayman), L.P.	38,261,114	12.8%	0	38,261,114	0	38,261,114
Francisco Partners Parallel Fund III (Cayman), L.P.	427,438	0.1%	0	427,438	0	427,438
Francisco Partners GP III (Cayman), L.P.	38,688,552	12.9%	0	38,688,552	0	38,688,552
Francisco Partners GP III Management (Cayman), Ltd.	38,688,552	12.9%	0	38,688,552	0	38,688,552
Francisco Partners Management, L.P.	38,688,552	12.9%	0	38,688,552	0	38,688,552

CUSIP No. 29788T 103	13D	Page 9 of 13 pages

Francisco Partners III (Cayman), L.P. is the record holder of 38,261,114 shares of Class A Common Stock. Francisco Partners Parallel Fund III (Cayman), L.P. is the record holder of 427,438 shares of Class A Common Stock.

Francisco Partners GP III (Cayman), L.P. is the general partner of each of Francisco Partners III (Cayman), L.P. and Francisco Partners Parallel Fund III (Cayman), L.P. Francisco Partners GP III Management (Cayman), Ltd. is the general partner of Francisco Partners GP III (Cayman), L.P. Francisco Partners Management, L.P. serves as the investment manager for each of Francisco Partners III (Cayman), L.P. and Francisco Partners Parallel Fund III (Cayman), L.P. Voting and disposition decisions at Francisco Partners Management, L.P. with respect to the shares of Class A Common Stock held by Francisco Partners III (Cayman), L.P. and Francisco Partners Parallel Fund III (Cayman), L.P. are made by an investment committee. Each of Francisco Partners Management, L.P., Francisco Partners GP III Management (Cayman), Ltd., and Francisco Partners GP III (Cayman), L.P. may be deemed to share voting and dispositive power over the shares of Class A Common Stock held, but each disclaims beneficial ownership. Additionally, each of the members of the investment committee disclaims beneficial ownership of any of the Class A Common Stock held.

(c) During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Purchase Agreement and the Amended and Restated Investor Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 29788T 103	13D	Page 10 of 13 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Share Purchase Deed, dated as of May 27, 2021, by and among E2open Parent Holdings, Inc., BluJay TopCo Limited and the other parties thereto (incorporated by reference to Exhibit 2.1 of E2open Parent Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on June 1, 2021).

3	Amended and Restated Investor Rights Agreement, dated as of September 1, 2021, by and among E2open Parent Holdings, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 of E2open Parent Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on September 2, 2021).

CUSIP No. 29788T 103	13D	Page 11 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2021

Francisco Partners III (Cayman), L.P.
By: Francisco Partners GP III (Cayman), L.P., its general partner
By: Francisco Partners GP III Management (Cayman), Ltd., its general partner

By:	/s/ Steve Eisner

Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

Francisco Partners Parallel Fund III (Cayman), L.P.
By: Francisco Partners GP III (Cayman), L.P., its general partner
By: Francisco Partners GP III Management (Cayman), Ltd., its general partner

By:	/s/ Steve Eisner

Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

Francisco Partners GP III (Cayman), L.P.
By: Francisco Partners GP III Management (Cayman), Ltd., its general partner

By:	/s/ Steve Eisner

Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

Francisco Partners GP III Management (Cayman), Ltd.

By:	/s/ Steve Eisner

Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

CUSIP No. 29788T 103	13D	Page 12 of 13 pages

Francisco Partners Management, L.P.

By:	/s/ Steve Eisner

Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

CUSIP No. 29788T 103	13D	Page 13 of 13 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Francisco Partners GP III Management (Cayman), Ltd. are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Dipanjan Deb	Co-Founder and Chief Executive Officer, Francisco Partners Management, L.P.	One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129	USA
Thomas Ludwig	Chief Operating Officer, Francisco Partners Management, L.P.	One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129	USA
David R. Golob	Chief Investment Officer, Francisco Partners Management, L.P.	One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129	USA
Ezra Perlman	Co-President, Francisco Partners Management, L.P.	One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129	USA
Deep Shah	Co-President, Francisco Partners Management, L.P.	One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129	United Kingdom